SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

        This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 File No. 333-116232.

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

6-K Items

1.	Consultancy Services Agreement between Prana Biotechnology Limited and Dr Ashley Bush dated January 8, 2004.

2.	Letter Agreement amending Consultancy Services Agreement dated November 14, 2007.

ITEM 1

Consultancy Services Agreement

Prana Biotechnology Limited ('Prana')
Dr Ashley Bush ('Consultant')

MinterEllison

LAWYERS

RIALTO TOWERS, 525 COLLINS STREET, MELBOURNE VIC 3000, DX 204 MELBOURNE
TEL: +61 3 8608 2000 FAX: +61 3 8608 1000
www.minterellison.com

Consultancy Services Agreement

Annexures

Annexure A	Original Agreement

Annexure B	Deed of Variation

Annexure C	Remuneration Schedule

Annexure D	Forms of notice to Prana for acquisition of shares or options

Signing page	19

Details

Date	8 January 2004

Parties

Name	Prana Biotechnology Limited ACN 080 699 065
Short form name	('Prana')
Notice details	Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205, Australia

Name	Dr Ashley Bush
Short form name	('Consultant')
Notice details	91 Summer Street, Apartment 3, Somerville, Massachusetts 02143, The United States of America

Background

A	By an Agreement dated 1 February 2000 (the ‘Original Agreement’, a copy of which is annexed to this document as ‘Annexure A’), Prana appointed the Consultant as a scientific and technical consultant to Prana.

B	On 26 June 2000, by a Deed of Variation (the ‘Deed of Variation’, a copy of which is annexed as ‘Annexure B’), Prana and the Consultant varied the terms of the Original Agreement.

C	On the terms contained in this document, Prana and the Consultant have agreed to enter into a new consultancy agreement, which is to replace the Original Agreement (as varied by the Deed of Variation).

Agreed terms

1.	Defined terms &interpretation

1.1	Defined terms

In this document:

Agreement means this agreement, as in force from time to time during the Term.

Business day means a day on which trading banks are open for business in Melbourne, Victoria, Australia other than a Saturday, Sunday or gazetted public holiday.

CEO means the Chief Executive Officer for the time being of Prana, or if there is no person with that title, the person to whom the Prana board delegates in writing, as having responsibility for the day to day management of Prana’s business as a whole.

Commencement Date means:

(a)	1 February 2003; or

(b)	the date on which this Agreement is signed by both parties, and Consultant receives the initial approval set forth in clause 2.4 and any other required internal approval in accordance with the policies of MGH whichever occurs earlier.

Confidential Information includes all information of a confidential nature relating to the current or future business interests, methodology or affairs of Prana and any Related Body Corporate or any person or entity with which it deals or is concerned with, which is disclosed to Consultant in performing the Services hereunder or that information which the Consultant produces in the direct performance of the Services including, without limitation, all:

(a)	(i)	Inventions, as defined in clause12.1(a)(i);

(ii)	technical data;

(iii)	research and development information;

(iv)	business records, information, notes, products, know how, trade secrets, engineering or other data;

(v)	designs, specifications, processes, formulae;

(vi)	manufacturing, planning or marketing procedures, techniques or information;

(vii)	accounting procedures or financial information;

(viii)	names and details of consumers, customers, suppliers and agents;

(ix)	employee details; and

(x)	secret information;

(xi)	information referred to in clause 11.1(b);

(b)	(i)	All information where the possible or likely function, purpose or application of that information whether in the current activities of Prana or any Related Body Corporate or fields to which the activities of Prana or any Related Body Corporate may reasonably extend from time to time;

(ii)	any part of, or improvements to that information; and

(iii)	any recommendation, test or report of Prana or any Related Body Corporate or any consultant or agent in connection with that information;

and whether the information is:

(c)	(i)	oral, written, recorded or stored by electronic, magnetic, electromagnetic or other form of process or otherwise in a machine readable form;

(ii)	translated from the original form, re-compiled, made into a compilation, wholly or partially copied, modified, updated or otherwise altered; or

(iii)	originated or obtained by, or coming into the possession, custody, control or knowledge of Prana or a Related Body Corporate either alone or jointly.

Notwithstanding the preceding provisions, Confidential Information shall not include information:

(a) that is in the public domain, or

(b) which at any time enters the public domain other than via a breach of the terms of this Agreement by the Consultant, or

(c) that is required by law to disclose, upon written notice to Prana, or

(d) excluded from the obligations of the Consultant in accordance with 11.4.

Consideration means:

(a)	the annual consultancy fee payable under clause 6.1;

(b)	the benefits set out in the Remuneration Schedule which appears as Annexure C to this Agreement, and which Prana agrees to provide to the Consultant on the terms set out in the Remuneration Schedule each of items (a) and (b) in this definition being agreed to be GST Exclusive under this Agreement.

Field means research and development into therapies and treatments based upon metal mediated oxidative stress, metal-protein interactions, metal-lipid interactions and/or metal mediated toxic gain of function by a protein for Alzheimer’s Disease, Parkinson’s Disease, Huntington’s Disease, Cataracts, Amyotrophic Lateral Sclerosis, Prion Diseases, Tauopathies and Motor Neuron Disease and technologies for their diagnosis. The functional psychiatric illnesses being schizophrenia, epilepsy, anxiety and depression are excluded from the Field and also multiple sclerosis is excluded from the Field.

GST Law means the A New Tax System (Goods and Services Tax) Act (1999) (Commonwealth)

Indemnified Obligations means all liabilities or obligations or provisions for or relating to sick leave, holiday pay, long service leave, superannuation, group tax, payroll tax and other taxes (except taxes on Prana’s corporate income and gains) imposed by any governmental authority arising out of or in relation to this Agreement (together with all costs and disallowances associated with those).

MGH means The General Hospital Corporation, doing business as Massachusetts General Hospital.

Related Body Corporate means a body corporate which is taken under section 50 of the Corporations Act be related to Prana at any time during the term of this Agreement.

Remuneration Schedule means the Schedule that appears as >Annexure C to this Agreement.

Representative means an employee, agent, consultant or adviser of the Consultant and any body corporate which is taken under section 50 of the Corporations Law to be related to the Consultant.

Services means research and consultancy services in relation to the development of pharmacological agents for treating neurodegenerative diseases in humans.

Term means the period of ten years from the Commencement Date, subject however to earlier termination in accordance with the provisions of clause 9.

writing includes typewriting, printing, lithography, photography and other modes of representing or reproducing words in a visible form and ‘written’ has a corresponding meaning; and each party includes its successors and permitted assigns.

1.2	Construction

In this Agreement, unless expressed to the contrary:

(a)	words importing:

(i)	the singular includes the plural and vice versa;

(ii)	any gender include the other gender;

(b)	if a word or phrase is defined, cognate words and phrases have corresponding definitions;

(c)	a reference to:

(i)	a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii)	a person includes its legal personal representatives, successors and assigns;

(iii)	a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iv)	a right includes a benefit, remedy, discretion, authority or power;

(v)	an obligation includes a warranty or representation and a reference to a failure to observe or perform an obligation includes a breach of warranty or representation;

(vi)	provisions or terms of this document or another document, agreement understanding or arrangement include a reference to both express and implied provisions and terms;

(vii)	time is to local time in Melbourne, Victoria, Australia;

(viii)	any reference to ‘$’ or ‘dollars’ is a reference to the lawful currency of Australia and any reference to USD$ is a reference to the lawful currency of the United States of America;

(ix)	this or any other document includes the document as varied or replaced and notwithstanding any change in the identity of the parties;

(x)	writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes facsimile transmission; and

(xi)	any thing (including, without limitation, any amount) is a reference to the whole or any part of it and a reference to a group of things or persons is a reference to any one or more of them.

(d)	Headings are included for convenience and do not affect the interpretation of this Agreement.

(e)	Where a day appointed or specified by this Agreement for the payment of any money falls on a Saturday, Sunday or any other day on which banks in the State of Victoria are not open for business the day so appointed or specified shall be the following Business Day.

1.3	The Annexures form part of this Agreement.

2.	Earlier agreements superseded

2.1	The parties agree that with effect from the Commencement Date, this Agreement replaces and supersedes:

(a)	the Original Agreement;

(b)	the Deed of Variation; and

(c)	all negotiations and discussions between the parties with respect to the subject matter of this Agreement.

2.2	The parties also acknowledge to one another that, apart from clause 2.3, the entry of this Agreement into force is conditional upon the initial approval described in clause 2.4.

2.3	The parties agree to co-operate with one another and use their respective best efforts to procure the initial approval described in clause 2.4.

2.4	During the Term of this Agreement, for so long as the Consultant remains on staff at MGH, the terms of this Agreement shall be subject to an initial review and an annual review by the applicable MGH Chief of Service for the purpose of determining that it complies with the applicable MGH policies and rules. Should the MGH Chief of Staff determine that the Agreement is not in compliance with the then applicable MGH policies and rules, Prana and the Consultant agree either (1) if reasonably practicable, to amend the Agreement solely as necessary to achieve such compliance, or (2) or to terminate the Agreement by providing 90 days notice.

3.	The Services

3.1	The Services shall include:

(i)	Discussing current and future developments in the Field at mutually agreeable times with Prana employees, contractors or persons designated by Prana.

(ii)	Consulting in projects in the Field as may from time to time be specifically agreed to in writing by Consultant and Prana, provided however, that should any such project be conducted at MGH it must be authorized in writing before its commencement by the MGH Office of Corporate Sponsored Research and Licensing (“CSRL”).

(iii)	Consultant will provide Prana with a copy of information and results generated from the project referred to in clause 3.1(ii). Should a manuscript be prepared in relation to this project information, the Consultant will delay submission to allow Prana to perfect its interest in any patentable subject matter disclosed therein.

(iv)	Consultant will provide Prana with a copy of draft manuscript whether prepared solely or in co-authorship with others in relation to the Field, at least 40 days prior to submission to allow Prana to hold discussions with the Consultant and the MGH Office of CSRL on whether the publication falls within the provisions of clause 10.5 or whether Prana and the MGH Office of CSRL wish to enter into a commercial relationship in respect of the subject matter disclosed in the draft manuscript.

(v)	Upon written request the Consultant will assist Prana in matters relating to the filing and prosecution of Prana’s patent portfolio, the Consultant will use his best endeavours to respond to such requests in a timely manner.

3.2	The Consultant offers to provide the Services in a professional and diligent manner so as to satisfy the requirements of this Agreement as and when mutually acceptable to Consultant and Prana in accordance with and for the Consideration provided for in this Agreement.

3.3	The Consultant agrees to be available for 40 complete days per year during the Term to perform the Services.

3.4	In order for a day to count towards the discharge of Consultant’s obligation under clause 3.2 to provide 40 days per year to Prana to perform the Services, Prana must first request the Consultant in writing to be available on specified days to provide the Services.

3.5	Any request made under clause 3 must be made upon reasonable notice to the Consultant.

3.6	Any days not requested by Prana in a given year during the Term may not be carried forward to a subsequent year in the Term.

3.7	The Services shall not involve any use of the facilities, space, materials or other resources of MGH, provided that Consultant may use the library and the Consultant’s office. In the event that the Services overlap with a field in which the Consultant is performing research at MGH sponsored by a third party for-profit entity, this Agreement will not be effective unless and until it is approved by the MGH Office of Corporate Sponsored Research and Licensing (“CSRL”) in consultation with such third party.

4.	Term of Arrangements

4.1	The parties agree that the terms and conditions on which the Consultant offers to provide the Services shall continue for the Term and that Prana has made no representations as to the requirement of the Services beyond the expiration of the Term.

4.2	Nothing in this Agreement shall be construed as requiring or obliging Prana to use the exclusive Services of the Consultant and Prana shall be entitled to employ other persons from time to time or at any time to perform similar or identical functions or services as the Services offered by the Consultant under this Agreement.

5.	Performance

The Consultant shall ensure that he and where applicable his Representatives perform the Services in a proper and efficient manner.

6.	Consideration for the Services

6.1	During the Term, Prana shall pay to the Consultant an annual consultancy fee of USD$100,000.00 (one hundred thousand United States Dollars) in equal monthly instalments in arrears directly into such account as the Consultant may from time to time during the Term in writing nominate, the first instalment to be paid one month after the Commencement Date.

7.	Nature of Relationship

7.1	The Consultant renders the Services as an independent contractor and is not and cannot be taken to be:

(a)	in partnership or in a joint venture relationship with Prana; or

(b)	an employee, servant or agent of Prana.

7.2	The Consultant shall not:

(a)	bindor commit or purport to bind or commit Prana in any way; or

(b)	pledge the credit of Prana for any purpose without having first obtained the written consent of Prana to do so.

8.	The Consultant’s Representatives

8.1	Without limitation to the generality of clause 7.1, the parties agree as follows:

(a)	that neither the Consultant nor the Representatives is or are employees of Prana;

(b)	the Consultant shall indemnify and keep indemnified Prana against all actions proceedings liabilities claims damages costs and expenses arising in or out of the negligent or wilful misconduct in carrying out the activities of the Consultant and his Representatives.

8.2	Unless required under the GST Law, Prana shall not be required to collect withhold or remit income tax instalment deductions from the payments made to the Consultant (including any payments made or aspects of the Consideration conferred pursuant to clause 9.3).

8.3	If Prana is or becomes liable for the payment of any Indemnified Obligations, Prana may deduct the amount of its liability (or prospective liability) for the Indemnified Obligations from any amount due by Prana to the Consultant, whether under this Agreement or otherwise.

9.	Termination

9.1	Prana may terminate this Agreement for any reason whatsoever upon ninety (90) days written notice to the Consultant.

9.2	The Consultant may terminate this Agreement for any reason whatsoever upon ninety (90) days written notice to Prana.

9.3	Upon termination of this Agreement under clause 9.1, the Consultant is entitled to all facets of the Consideration (but excluding any future Annual Consultancy Fee that would otherwise have been payable had termination not occurred) payable to or receivable by him including the right to receive shares and options in accordance with all aspects of item 2 of the Remuneration Schedule, which right will vest fully (if it has not done so previously) as if the Agreement had not terminated. For the avoidance of doubt, the Consultant’s right to receive royalties under item 6 of the Remuneration Schedule is unaffected by termination, and survives the termination of this Agreement.

9.4	In the event that termination occurs under clause 9.2 the Consultant will be entitled to all facets of the Consideration (but excluding any future Annual Consultancy Fee that would otherwise have been payable had termination not occurred and also excluding any right of the Consultant to purchase future shares under the Share Acquisition Package, in accordance with Section 3 of Annexure C) payable to or receivable by him including the right to receive shares and options in accordance with all aspects of item 2 of the Remuneration Schedule, which right will vest fully (if it has not done so previously) as if the Agreement had not terminated. For the avoidance of doubt, the Consultant’s right to receive royalties under item 6 of the Remuneration Schedule is unaffected by termination, and survives the termination of this Agreement.

9.5	If Prana is of the opinion that the Consultant is in material breach of the Agreement, Prana will refer the matter (on a day hereinafter referred to as the “Mediation Notice Date”) to a mediator in accordance with the dispute mediation process of clause 13.9. If after mediation the parties have not resolved the matter to their mutual satisfaction, Prana may then serve the Consultant written notice of its intention to terminate the Agreement. If the Consultant fails to remedy the material breach of this Agreement within 30 days of the date of the notice, Prana may terminate the Agreement and the Consultant will not be entitled to any facet of the Consideration payable to or receivable by him on or after the Mediation Notice Date including any entitlement to exercise any Bonus Package Options which had not been exercised before the Mediation Notice Date and clause 10.1 will apply for 3 years from the date of termination. Upon termination under this clause 9.5, Prana may elect to seek damages from the Consultant for any loss suffered by Prana arising from a material breach of this Agreement.

9.6	For the purposes of Clause 9.5, the Consultant will not be considered to be in material breach of this Agreement if the material breech was a direct result of the Consultant being either physically or mentally incapacitated to such an extent that in the assessment of a medical practitioner, the action or omission resulting in the material breach was unavoidable.

10.	Restrictions on the Consultant

10.1	During the period in which this Agreement remains in force, the Consultant agrees to avoid engaging in any work in the Field which in the reasonable opinion of the Board of Directors of Prana, constitutes a conflict with Prana’s interests, as of the Commencement Date. If in the context of this clause 10.1, the Prana Board of Directors and Consultant disagree on whether the opinion held by the Prana Board of Directors is ‘reasonable’, the Consultant will agree to refrain from engaging in any such work in the Field and Prana will refer the matter to a mediator in accordance with the dispute mediation process of clause 13.9.

10.2	The provisions of clause 10.1 apply for a period of one (1) year from:

(a)	the expiration of the Term; or

(b)	termination pursuant to the terms of clause 9.1 of this Agreement; or

(c)	termination of this Agreement by mutual consent.

10.3	The provisions of clause 10.1 apply for a period of three (3) years during the Term from the date of termination of this Agreement, if termination occurs pursuant to clause 9.2.

10.4	Prana acknowledges to and agrees with the Consultant that nothing in this Agreement shall be construed so as to restrict or limit the duties the Consultant is performing or may perform in the course of or incidental to, his appointment at MGH, including but not limited to MGH research sponsored by a third party commercial entity, nor shall anything in this Agreement be construed to restrict or limit the Consultant’s right to serve as an advisor to any hospital, or to any governmental or not-for-profit organisation. This clause is subject to clause 10.5.

10.5	If, during the Term, the Consultant is performing work in the course of his appointment at MGH, whether through sponsorship or otherwise, and being work in the Field which Prana regards:

(a)	as benefiting a third party commercial entity, or

(b)	being work in the Field which conflicts with Prana’s commercial interests as of the Commencement Date then;

Prana will refer the matter to a mediator in accordance with the dispute mediation process of clause 13.9. If after mediation the parties have not resolved the matter to their mutual satisfaction Prana may then terminate this Agreement on 90 days written notice to the Consultant, in which case the Consultant will be considered to be in material breach of the Agreement and the Consultant will not be entitled to any facet of the Consideration payable to or receivable by him on or after the Mediation Notice Date including any entitlement to exercise any Bonus Package Options which had not been exercised before the Mediation Notice Date and clause 10.1 will apply for 3 years from the date of termination.

11.	Confidential Information

11.1	The Consultant acknowledges that:

(a)	Prana is a public company whose securities are listed on the Australian Stock Exchange Limited (‘ASX’);

(b)	during the Term, he will have access to, be provided with and assist in the development of information that, subject to the finalisation of negotiations, tests, trials, studies or other procedures, may have the potential as being regarded as market sensitive information;

(c)	he shall immediately disclose to Prana any information that he acquires in directly performing the Services hereunder that he believes to have the potential of being regarded as market sensitive, it being understood that he shall have no obligation to disclose, and shall not disclose, any (i) unpublished information developed at MGH, subject to clause 3.1(iv) or any proprietary information of any third party, or (ii) information that is the result of research conducted at or through MGH;

(d)	the information referred to in clause 11.1(b) hereof is regarded as Confidential Information and only to be disclosed in accordance with this clause 11;

(e)	all of the Confidential Information as defined throughout this Agreement is and will be the sole and exclusive property of Prana.

11.2	The Consultant shall:

(a)	keep confidential all Confidential Information; and

(b)	not disclose any Confidential Information to any person, except:

(i)	with the prior written consent of Prana; or

(ii)	to Prana’s agents, employees or advisers in the proper performance of the Consultant’s responsibilities and duties under this Agreement.

11.3	The Consultant shall not use any Confidential Information for the benefit of any person except Prana or a Related Body Corporate.

11.4	Subject to clause 11.5, if Confidential Information is lawfully within the public domain then to the extent that the Confidential Information is public the Consultant’s obligations under clause 11.2 in relation to that Confidential Information cease. The Consultant’s obligations shall also cease with respect to any information which the Consultant can demonstrate he knew at the time of its disclosure to the Consultant, or which is disclosed to Consultant by a third party under no obligation of confidentiality to Company as shown by written record, or which Consultant discovers independently of any disclosure hereunder, also as shown by written record.

11.5	In the event of uncertainty by Consultant as to whether:

(a)	any information is Confidential Information; or

(b)	any Confidential Information is lawfully within the public domain,

that information is taken to be Confidential Information and the Confidential Information is taken to be not within the public domain, unless the Consultant is advised by Prana in writing to the contrary.

11.6	The Consultant shall not grant permission for the use or disclosure of the Confidential Information to or by third parties, except as permitted by this Agreement.

11.7	The Consultant shall immediately deliver all Confidential Information which is in physical form, including all copies of computer files, to Prana:

(a)	upon the expiration of the Term; or

(b)	at any time upon the request of a person authorised by Prana;

(c)	except that Consultant may keep one (1) copy of such Confidential Information for the purpose of complying with the terms of this Agreement.

12.	Industrial Property

12.1	In return for the Consideration:

(a)	the Consultant agrees with Prana without further consideration that:

(i)	any discoveries, know-how, inventions or improvements or suggest at any time during the Term and in the direct performance of the Services, whether during or outside business hours and whether such discoveries, know-how inventions or improvements are patentable or not (‘Inventions’), shall fully and freely and immediately be communicated by him to Prana and, subject to clauses 12.1(c), 12.2 and 12.3, shall belong to and be Prana’s absolute property, and, save as is necessary to comply with any of Prana’s requirements under the following paragraph, he shall not at any time, whether during the Term or after its cessation apply for any letters patent, design registration, copyright or other form of protection for any such inventions or improvements;

(ii)	he shall, subject to clause 12.1(c) below, assign to Prana or any Related Corporation nominated by the Chief Executive Officer or Chief Operating Officer of Prana any right he may have to a grant of letters patent, design registration, copyright or any other form of protection whatever in respect of Inventions referred to in clause 12.1(a)(i) and he shall at any time, whether during the Term or after its cessation, at the request of Prana, execute all documents and do all acts and things at the cost of Prana as Prana may reasonably request in connection with the obtaining of letters patent, design registration, copyright or any other form of protection whatever for such Inventions and the vesting of same in Prana or any Related Corporation for its exclusive benefit, or in connection with any litigation or controversy relating to such Inventions; and

(iii)	if any letters patent, design registration, copyright or other form of protection whatever in respect of the Inventions referred to in clause 12.1(a)(i), the Inventions are at any time whether during the Term or after its cessation granted to him, he shall immediately assign them to Prana or to any Related Body Corporate nominated by the CEO; and

(b)	subject to clauses 12.1(c), 12.2 and 12.3, the Consultant irrevocably appoints severally Prana and each director and secretary for the time being of Prana to be his attorney in his name and on his behalf to execute all such instruments and do all such things and generally to use the Consultant’s name for the purpose of assuring to Prana (or its nominee) the full benefit of the provisions of clause 12.1(a) in favour of a third party. A certificate in writing signed by any director or secretary for the time being of Prana that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that that is the case.

(c)	It is understood that Prana’s rights in Inventions under this Agreement shall not include rights to Inventions which the Consultant conceives or reduces to practice in performing activities that either (1) received direct or indirect financial support from MGH, including funding from any outside source awarded to or administered by the MGH, or (2) made substantial use of any space (other than Consultant’s office or library), facilities, materials, or other resources of MGH including resources provided in-kind by outside sources. It is understood that Consultant shall have the right to disclose, and shall disclose, to CSRL in confidence, all Inventions which relate to Consultant’s research at MGH in order that MGH may independently verify that such Inventions are not subject to the policies of MGH, and thereby excluded from rights granted to Prana as provided in clauses 12.1(a), 12.1(b), 12.2, and 12.3. All disclosures of Prana Inventions to MGH must be made in writing by the Consultant, with a copy to the Board of Directors of Prana.

12.2	Prana and the Consultant agree that after the Consultant discloses in writing (making reference to this clause) to Prana, details of any Invention (other than one which might reasonably be regarded as trivial or not patentable by a person of skill in the field concerned) that he originates pursuant to the terms of this Agreement, Prana must promptly decide whether or not it wishes to file a provisional or other patent application in respect of the Invention. If within ninety (90) days after disclosing (making reference to this clause) the Invention to Prana, Prana has not notified the Consultant in writing that it wishes to proceed to file a patent application, then (subject always to any requirements of MGH), it will be deemed that the Consultant is:

(a)	at liberty to file such patent applications as he wishes in respect of the Invention; and

(b)	subject to (1) the Consultant’s obligations to Prana as outlined in clause 10, and (2) Prana retaining a first and last right of refusal to commercialise the Invention, the Consultant will be at liberty to commercialise the Invention in such manner as he sees fit.

12.3	Similarly, if within ten months and fourteen (14) days after Prana has filed a provisional patent application in accordance with clause 12.2, Prana does not inform the Consultant in writing that it wishes to proceed with the patenting process in respect of that Invention, then (subject always to any requirements of MGH):

(a)	the Consultant will be at liberty to pursue the patenting process in respect of that Invention; and

(b)	subject to (1) the Consultant’s obligations to Prana as outlined in clause 10, and (2) Prana retaining a first and last right of refusal to commercialise the Invention, the Consultant will be at liberty to commercialise the Invention in such manner as he sees fit, and for this purpose, Prana will assign the provisional patent application(s) to the Consultant (or to the Consultant’s nominee), at no cost (subject to Prana reserving the right to recover reasonable external disbursements it has incurred) to the Consultant.

12.4	For the avoidance of doubt, if either of clauses 12.2 or 12.3 applies and the Consultant has complied with the requirements of the clause concerned, then if the Consultant chooses to file patent applications or to commercialise any Inventions to which either clauses 12.2 or 12.3 applies, such activities will be deemed:

(a)	not to breach the restraints imposed on the Consultant under clause 10 (or under any non-competition restraints imposed by this Agreement upon the Consultant); and

(b)	for all other purposes under this Agreement, to comply with this Agreement.

12.5	The Consultant warrants that he has disclosed to Prana or will disclose to Prana within 14 days of the date of execution of this Agreement by the parties, any knowledge, discoveries, know-how, inventions or improvements he has conceived or reduced to practice up until the date of execution of this Agreement by the parties. The Consultant further warrants that the narrowing of the field of services from neurodegenerative diseases to that provided in the definition of the Field is not a consequence of any knowledge, discoveries, know-how, invention or improvement that the Consultant has made prior to the execution of this Agreement which would otherwise provide a benefit to the Consultant outside of his relationship to Prana.

13.	Miscellaneous

13.1	If a provision or any part thereof of this Agreement is or becomes for any reason wholly or partly illegal, void, voidable, invalid or unenforceable in any jurisdiction but would not be illegal, void, voidable, invalid or unenforceable as aforesaid if it were read down, it shall be as to that jurisdiction be read down accordingly.

13.2	If notwithstanding clause 13.1 a provision or any part of this Agreement still is or becomes for any reason wholly or partly illegal, void, voidable, invalid or unenforceable in any jurisdiction to the extent that such provision is capable of being severed to the extent of the illegality, voidness, voidableness, invalidity or unenforceability as aforesaid such provision is hereby severed without prejudice to the full force, validity and enforceability of and without invalidating the remainder of this Agreement or the remaining provisions thereof which shall have full force and effect without affecting the validity or enforceability of that provision in any other jurisdiction.

13.3	The rights and obligations of the parties in respect of covenants, agreements, warranties, undertakings and indemnities and other obligations contained in this Agreement shall be continuing covenants, agreements, warranties, undertakings and indemnities and other obligations and accordingly shall not be merged or extinguished by or upon completion or be prejudiced or elected by the payment of any moneys payable hereunder. Notwithstanding completion, the provisions of this Agreement shall remain in full force and effect as the obligations of the parties remaining to be performed or capable of having effect after completion.

13.4	No party to this Agreement shall assign or purport to assign any of that party’s rights under this Agreement without the prior written consent of the other party.

13.5	Each party shall and shall procure each of its servants and agents (if applicable) to sign execute and deliver all such documents instruments and writings and shall do and shall procure to be done all such other acts and things as may be necessary or desirable or reasonably required to give full effect to this Agreement.

13.6	This Agreement contains the entire agreement and understanding of the parties with reference to the subject matter of this Agreement and merges all prior discussions between them and there is no other understanding, agreement, warranty or representation whether express or implied in any way extending, defining or otherwise relating to the provisions of this Agreement or binding on the parties hereto with respect to the subject matter of this Agreement other than as expressly provided in this Agreement or subsequent to the date hereof in writing and signed by a proper and duly authorised representative of the party to be bond thereby.

13.7	This Agreement may not be modified, amended, added to or otherwise varied other than by a document in writing executed by each party.

13.8	This Agreement takes effect and shall be governed by and construed in accordance with the laws of the State of Victoria and, subject to following the dispute resolution procedures set out in clause 13.9, each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of the courts and appellate courts of that State with respect to any legal action or proceedings which may be brought at any time relating to this Agreement; provided however, that should MGH (or Partners HealthCare Systems, Inc.) seek to enforce any of its rights under the MGH Intellectual Property Policy, Consulting Agreement Policy, or related policies, then Prana may not seek to enforce this clause 13.8 (or clause 13.9) in any such action; provided further, (i) such action may properly be brought in the Federal and state courts of the Commonwealth of Massachusetts, (ii) Prana hereby consents to the personal jurisdiction of such courts sitting in the Commonwealth of Massachusetts, and (iii) any such action shall be governed by the laws of the Commonwealth of Massachusetts, without regard to its conflict of law provisions.

13.9	If during the Term, any dispute arises out of or in connection with this Agreement, including but not limited to a dispute arising from the provisions of clauses 9.5, 10.1 or 10.5, and cannot be resolved by discussions in good faith between the parties, the dispute must be referred in the first instance to mediation before a mediator jointly appointed by the parties. The mediation may continue for three days after the initiation of the dispute, and thereafter, may only continue by the agreement of the parties. Prana and the Consultant must share the costs of the mediator. Each party agrees to use its best endeavours, and to act in good faith to try to resolve the dispute via the mediation process.

13.10	Where any act, matter or thing under this Agreement depends on the consent or approval of another party, then unless expressly provided otherwise in this Agreement, such consent or approval may be given or withheld in the absolute and unfettered discretion of the party whoseconsent or approval is sought and may be given subject to such conditions as such party thinks fit in its absolute and unfettered discretion.

13.11	Time is of the essence in respect of each party’s obligations under this Agreement in all respects.

13.12	This Agreement shall bind each of the signatories to this Agreement notwithstanding that any one or more of the named parties to this Agreement does not execute this Agreement, that there is any invalidity, forgery, or irregularity touching any execution of this Agreement or that this Agreement is or becomes unenforceable, void or voidable against any such named party.

13.13	This Agreement may be executed in a number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

13.14	The rights and remedies conferred by this Agreement are cumulative and in addition to all other rights, remedies, powers and privileges available to the parties by law or by virtue of any collateral agreement hereto. It is further agreed that this Agreement shall not be effected by any judgment or order obtained by one party against the other which judgment or order shall be held by such party collaterally to this Agreement.

13.15	(a)	No failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, remedy, power or privilege under this Agreement by any party to this Agreement shall operate as a waiver and shall not in any way preclude any further exercise or enforcement of this Agreement or the exercise or enforcement of any other right, remedy, power or privilege under this Agreement or provided by law. A single or partial exercise of any right, remedy, power or privilege does not preclude any other or further exercise of that or any other right, remedy, power or privilege;

(b)	No consent or waiver express or implied by either party to or of any breach of this Agreement shall operate or be construed as a consent or waiver to or of any other subsequent or antecedent breach of this Agreement.

13.16	The Consultant will not originate any publicity, news release or other public announcement, written or oral, relating to this Agreement without Prana’s prior written consent, it being understood that this shall not prevent Consultant from disclosing Consultant’s status as a consultant for the purpose of complying with the disclosure requirements of any professional journal or of any professional society or not-for-profit peer review organisation. Neither Consultant’s name nor that of Prana nor of MGH, nor of Partners HealthCare System, Inc., nor any variation thereon, will be used in any advertising, promotional or sales literature, or other publicity without the prior written approval of the party whose name is to be used. It is understood that Prana may accurately and appropriately disclose Consultant’s status as a Consultant hereunder (and his primary affiliation with MGH) for the purpose of raising capital for Prana, provided that Prana agrees to give Consultant and MGH a copy of any documents used for this purpose.

14.	Notices

14.1	Any notice, consent, offer, demand, request or other instrument required or authorised to be given or served upon a party pursuant to this Agreement, shall be in the English language and in writing and may be given by facsimile, post or hand delivered, addressed as follows:

To Prana:	Prana Biotechnology Limited
Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205, Australia

Facsimile: +61 3 9690 8587

To the Consultant:	Dr Ashley Bush
91 Summer Street, Apartment 3, Somerville, Massachusetts 02143,
The United States of America

Facsimile: +1 617 724 1823

or to such other address as has been previously notified in writing by that party to the other.

14.2	Any notice given or served in accordance with clause 14.1 is deemed to have been received:

(a)	in the case of a notice given or served by facsimile, lettergram or cable, in the day following the day of dispatch;

(b)	in the case of a notice given or served by post, on the seventh day following the day of posting; and

(c)	in the case of a notice given or served by hand, at the time of delivery.

15.	Goods and services tax

15.1	Words or expressions used in this clause 15 which are defined in theGST Lawor, if not so defined, then which are defined in the Trade Practices Act 1974(Cth), have the same meaning in this clause.

15.2	Any consideration to be paid or provided to the Consultant for a supply made by the Consultant under or in connection with this Agreement, unless specifically described in this Agreement as GST inclusive, does not include an amount on account of GST.

15.3	Despite any other provision in this Agreement, if the Consultant makes a supply under or in connection with this Agreement on which GST is imposed (not being a supply the consideration for which is specifically described in this Agreement as GST inclusive):

(a)	the consideration payable or to be provided for that supply under this Agreement but for the application of this clause (GST exclusive consideration) is increased by, and Prana must also pay to the Consultant, an amount calculated by multiplying the GST exclusive consideration by the rate of GST applicable to that supply; and

(b)	the amount by which the GST exclusive consideration is increased must be paid to the Consultant by Prana without set off, deduction or requirement for demand, at the same time as the GST exclusive consideration is payable or to be provided.

15.4	If a payment to a party under this Agreement is a reimbursement or indemnification, calculated by reference to a loss, cost or expense incurred by that party, then the payment will be reduced by the amount of any input tax credit to which that party is entitled for that loss, cost or expense.

15.5	The Consultant reserves the right to adjust consideration for any supply made by the Consultant under or in connection with this Agreement in accordance with its obligations and entitlements under Part VB of the Trade Practices Act 1974 (Cth). Any adjustment made to the consideration by the Consultant will be made in the Consultant’s absolute discretion and Prana is not entitled to any information that the Consultant uses in making its determination to adjust the consideration. The Consultant agrees to act reasonably in determining any adjustment, and so far as possible, to take into account any legitimate concerns or considerations raised by Prana with respect to any adjustment.

15.6	The Consultant will provide a tax invoice to Prana in respect of any supply made by the Consultant pursuant to this Agreement on which GST is imposed under the GST Law.

15.7	If a party is entitled to obtain an Australian Business Number (ABN) under the GST Law, the party:

(a)	warrants to the other Party that it has an ABN and has provided the applicable registration number to each other party; and

(b)	must:

(i)	continue to have an ABN during the term of this Agreement;

(ii)	quote its ABN on each invoice it provides to another party;

(iii)	advise each other party in writing immediately if its ABN changes or its ABN is cancelled; and

(iv)	indemnify each other party for any loss or damage suffered by another party or any tax, charge, fine, penalty or other impost which the other party incurs or becomes liable to pay, as a result of its breach of this clause 15.7.

15.8	Increased costs

(a)	To the extent that any supply by the Consultant under this Agreement is input taxed (input taxed supply), the Consultant is entitled to increase:

(i)	any amount expressed as payable; and

(ii)	anything else to be provided,

by Prana for that input taxed supply otherwise under or in connection with this Agreement (consideration for the input tax supply) by the amount of the GST imposed on the input taxed supply under the GST law.

Signing page

EXECUTED as an agreement

By and on behalf of

Prana Biotechnology Limited

Sign:
Name:
Title:
Date:
Witness:

By and on behalf of

Dr. Ashley Bush

Sign:
Name:
Title:
Date:
Witness:

Annexure A Original Agreement

Annexure to Consultancy Services Agreement

Annexure B Deed of variation

Annexure to Consultancy Services Agreement

Annexure C Remuneration Schedule

Annexure to Consultancy Services Agreement

ANNEXURE “C”

REMUNERATION SCHEDULE

1.	Service Fees Package

Annual Consultancy Fee:	US$100,000.00 per annum.

This fee is to be increased annually on each anniversary of the Commencement Date, in accordance with the increase in the Consumer Price Index in the United States of America, but at no time during the Term will the fee be increased by a percentage that is greater than the cumulative percentage increase in the Consumer Price Index in the United States of America over the same period.

2.	Bonus package

(a)	Within the first two years of the Commencement Date under the Agreement, the Consultant will be entitled to a bonus, payable in the form of 1,650,000 shares in Prana, in accordance with Table A below, and 825,000 options to acquire shares in Prana (in accordance with Table B below), provided that:

(i)	the Consultant is complying in all material respects with this Agreement at the time when the shares and options vest; and

(ii)	the Consultant tenders to Prana, an application for such shares or options (as the case may be) in the form agreed by the parties at the commencement of the Varied Arrangement.

Table A – Bonus Shares Package

The consultant will be allotted shares in Prana, free of charge to the Consultant, in accordance with the timetable appearing below:

	Time when shares will vest	Bonus shares available
—	After completion of 6 months service after the Commencement Date	412,500 (25% of total entitlement)
—	After completion of 1 year's service after the Commencement Date	412,500 (25% of total entitlement)
—	After completion of 18 months service after the Commencement Date	412,500 (25% of total entitlement)
—	After completion of 2 years service after the Commencement Date	412,500 (25% of total entitlement)

Table B – Bonus Package Options

The consultant will be allotted options in Prana, free of charge to the Consultant, in accordance with the timetable appearing below:

	Time when options will vest	Bonus options available
—	After completion of 6 months service after the Commencement Date	206,000 (approximately 25% of total entitlement)
—	After completion of 1 year's service after the Commencement Date	206,000 (approximately 25% of total entitlement)
—	After completion of 18 months service after the Commencement Date	206,000 (approximately 25% of total entitlement)
—	After completion of 2 years service after the Commencement Date	207,000 (approximately 25% of total entitlement)

(b)	The options will provide for a period within which they may be exercised by the Consultant, commencing upon the date of issue, and at any time up to 4 years from the Commencement Date.

(c)	The options may be exercised by the Consultant:

(i)	provided the Consultant is complying in all material aspects at the date of exercise, with the Agreement;

(ii)	by tendering to Prana, a completed application for shares in a form specified in Annexure D

(iii)	By tendering cash or a bank cheque in the amount of AU$0.50 per share to Prana with the application, or by means of a cashless exercise pursuant to which the Consultant shall be entitled to withhold a number of shares otherwise issuable on exercise of the options with a then fair market value equal to the aggregate purchase price of the options.

Notwithstanding the aforegoing and in accordance with the provisions of Clause 9, the Consultant shall be eligible to subscribe for or to apply for all (or so many as the Consultant desires of) such bonus shares and options upon either (1) the termination by Prana of the Agreement (however arising or caused, other than the result of a material breach of the Consultant’s obligations under the Agreement) or (2) a change in the control of Prana. For this purpose a “change in the control” of Prana means a change at any time during the Term of this Agreement, in the legal or equitable ownership of fifty per cent or more of the issued voting shares in Prana.

The number of shares or options issued or issuable to the Consultant under this Agreement or the exercise price of the options must be adjusted in the event of reconstruction (including any share split, share dividend, re-capitalisation, consolidation or similar event) of the capital of Prana in a manner which is consistent with the Listing Rules of the ASX and which will not result in any benefit being conferred on the Consultant which is not conferred on the share holders of Prana.

3	Share Acquisition Package

Under the Varied Arrangement, in accordance with Tables C and D appearing below, the Consultant will additionally be able to purchase up to 5,000,000 additional shares in Prana, provided that:

(i)	the Consultant has achieved the Achievement Criterion for a given Milestone (upon the occurrence of which, the Consultant’s right to acquire the tranche of shares corresponding to that Milestone, vests in the Consultant);

(ii)	the Consultant is complying in all material respects with the Agreement at the time when the shares vest; and

(iii)	the Consultant tenders to Prana, an application for such shares in the form specified in Annexure D.

Shares

The Consultant will be entitled to apply for and purchase shares in Prana in accordance with Table C appearing below:

Table C

Milestone	Achievement Criterion	Tranche of shares to vest in the Consultant
1	Publication of the results of a phase II clinical trial concerning Clioquinol in a learned scientific journal.	1,250,000 shares (25% of total entitlement)
2	The licensing by Prana (or an entity owned or controlled by Prana) of Clioquinol (or another drug developed, identified, discovered or invented by the Consultant and in which Prana (or an entity owned or controlled by Prana) owns the intellectual property rights) to a third party pharmaceutical company	2,000,000 shares (40% of total entitlement)
3	Upon peer review publication of a proof of principle report of a phase II clinical trial of a drug discovered or invented by the Consultant and in which Prana (or an entity owned or controlled by Prana) owns the intellectual property rights.	1,750,000 shares (35 % of total entitlement)

Table D

After an Achievement Criterion is achieved	When shares become available for purchase by the Consultant:
The Consultant is then able, each 6 months after an Achievement Criterion is achieved (each such six month date being called a "Share Acquisition Date", to purchase an aliquot of 250,000 shares (representing 5% of the Consultant's maximum entitlement under the Share Acquisition Package), at the Prevailing Exercise Price.

The “Prevailing Exercise Price” is the price that is ten per cent below the mean market price for Prana’s shares in the period of 30 days before any Share Acquisition Date.

The Consultant’s entitlement to apply for and purchase shares in Prana in accordance with this Share Acquisition Package commences upon the date on which the Agreement enters into force, and terminates if, during the Term, the Agreement is terminated in accordance with the provisions of Clauses 9.2 or 9.5.

If the Agreement terminates in accordance with the provisions of Clauses 9.2 or 9.5, the Consultant forfeits the right to acquire shares in Prana under a Milestone, where the Achievement Criterion for that Milestone was not achieved before the date when the Consultant terminated the New Agreement.

The Consultant’s rights to acquire a tranche of shares pursuant to the achievement of a Milestone ends ten (10) years after the Agreement enters into force, in respect of a Milestone that is not achieved during the Term.

4	Tax effectiveness of the Bonus Package and the Share Acquisition Package

Prana agrees to assist and co-operate with the Consultant in implementing any acquisitions of shares or options made by the Consultant pursuant to the Bonus Package and/or the Share Acquisition Package. Prana’s agreement to provide such assistance/co-operation is:

(1)	subject to the proviso that the nature of the implementation sought by the Consultant is not, in the opinion of the Board of Directors of Prana, detrimental to Prana; and

(2)	subject further to the Consultant being responsible for the cost and liability for the implementation sought in each case.

The Consultant also agrees with Prana that the taxation consequences to the Consultant of any acquisition or implementation of shares and/or options by the Consultant pursuant to the Bonus Package and/or the Share Acquisition Package are matters for which the Consultant is responsible, and that the Consultant must seek his own advice in respect of such matters.

5	Consultant’s rights to sell his Shares in Prana

The intent behind Sections A and B of this Section 5 is:

—	to provide an orderly market for securities in Prana; and
—	for the Board of Directors of Prana to assist the Consultant to achieve a higher price on the sale of shares or options held by the Consultant in Prana, than if the Consultant were to sell the shares or options (as the case may be) directly.

A	Shares acquired pursuant to the Bonus Package and the Share Acquisition Package

During the Term, the Consultant will not sell more than 10% of his holding of shares or options acquired pursuant to either the Bonus Package and/or the Share Acquisition Package (“Acquired Shares”) in any period of 12 months during the Term, and that the Consultant will be able to sell up to 10 % of his Acquired Shares that have been held for at least 12 months. In addition, the Consultant agrees to hold in escrow until 15 April 2004 any shares and options he receives pursuant to the Bonus Package upon execution of this Agreement and will not sell from these shares without the Prana Board’s written consent. This Section A survives termination of the Agreement under the provisions of Clause 9.

B	The Consultant’s Shares and Options in Prana

If at any time during the Term, the Consultant wishes to dispose of any other shares or options in Prana that he held prior to the Commencement Date, he must first:

(1)	inform the Board of Directors of Prana of the proposed sale; and
(2)	provide the Board with five business days after giving that notice, within which to place the shares or options (as the case may be) on a price that — having regard to the prevailing market conditions — is reasonably acceptable to the Consultant. If the Board of Directors of Prana is unable to place the shares or options within the five business days, at a price reasonably acceptable to the Consultant, then the Consultant has the right to sell the shares or options as he sees fit.

6	Royalties

During the period of twenty years after the Commencement Date, the Consultant is additionally entitled to receive royalties of five per cent on income derived by Prana from the exploitation of new intellectual property derived by the Consultant or contributed to Prana through the Consultant’s services pursuant to this Agreement, in accordance otherwise with the terms of Prana’s “Blue Skies” incentive program in force from time to time (under which employee inventors currently receive 5 per cent of Prana’s royalty income in the first two years, and one per cent thereafter). The Consultant’s entitlement to receive such royalties:

(i)	survives the termination of this Agreement (however arising or caused, other than the result of a material breach of the Consultant’s obligations under this Agreement); and

(ii)	arises irrespective of the validity, status or ownership of any intellectual property derived by Prana from the exploitation of intellectual property derived by the Consultant or contributed to Prana through the Consultant’s services pursuant to the Agreement.

Prana acknowledges and agrees that the Consultant’s right to receive royalties pursuant to this Section of the Remuneration Package includes the right to royalties payable in respect of the “Blood Test for Alzheimer’s Disease” invention that the Consultant disclosed to Prana in or about April of 2002, but excludes the right to royalties in respect of CQ.

Annexure D Forms of notice to Prana for acquisition of shares or options

Annexure to Consultancy Services Agreement

ITEM 2

14 November 2007

Professor Ashley Bush
Mental Health Research Institute
Locked Bag 11
Parkville Vic 3052

Dear Ashley,

I refer to our recent discussions with regard to your contract with Prana.

In particular, I have pointed out that we are required by the Company’s Auditors to reserve sufficient cash for termination payments in the event that we have insufficient funds to keep trading. We strive, on a continuing basis, to avoid having the Auditors insert a ‘going concern’ statement into their reports, which impacts badly with investors. Also, any money set aside for termination payments is unavailable for the Company’s operations.

Consequently we are requesting that by adding your signature to this letter you agree that your Consultancy Services Agreement of 8 January 2004, with the Company can be terminated on 30 days notice rather than the current 90 days. This has the immediate effect of increasing the Company’s operational budget. Hopefully, this is only a theoretical risk on your behalf because the Company does not expect to run out of operational funds.

Please sign a copy of this letter to indicate your agreement to this change of terms in termination conditions of your contract.

Best wishes,

Geoffrey Kempler
Chairman and CEO
Prana Biotechnology Limited

Signed and agreed upon by:
Professor Ashley Bush

Dated:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited /s/ Geoffrey P. Kempler —————————————— By: Geoffrey P. Kempler Chief Executive Officer

        Date: June 17, 2009